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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                                (Amendment  No. 4)


                    Collaborative Financial Network Group, Inc.
--------------------------------------------------------------------------------
                               (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                  19421N 10 0
--------------------------------------------------------------------------------
                                  (CUSIP  Number)


                             Richard H. Langley, Jr.
                        1875 Century Park East, Ste. 150
                              Los Angeles, CA 90067
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                                October 16, 2002
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued  on  following  pages)
                              (Page  1  of 8  Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP  No.  19421N 10 0                13D                   Page  2 of 8 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Langley Investment Advisory Group, Inc.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS


SC
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


Florida
________________________________________________________________________________
7    SOLE  VOTING  POWER

880,700
________________________________________________________________________________
8    SHARED  VOTING  POWER

-0-
________________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

880,700
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*


880,700
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

3.0%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON


CO
________________________________________________________________________________
      *But See Item 5.

CUSIP  No.  19421N 10 0                13D                   Page  3 of 8 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Richard H. Langley, Jr.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS


OO
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [X]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


United States
________________________________________________________________________________
7    SOLE  VOTING  POWER

9,547,500
________________________________________________________________________________
8    SHARED  VOTING  POWER

-0-
________________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

9,547,500

________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*


9,547,500
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

33.1%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON


IN
________________________________________________________________________________
      * But See Item 5.

CUSIP  No.  19421N 10 0                13D                    Page 4 of 8 Pages

________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

Langley Investment Advisory Group, Inc. obtained beneficial ownership of the shares of the Issuer reflected herein upon the release from escrow on April 27, 2000 of shares issued to Langley Investment Advisory Group, Inc. in connection with settlement agreements with three different investors who had initially agreed to purchase shares from previous shareholders at the time of the acquisition of Talk Stock with Me, Inc. by the Issuer.

On May 8, 2001, Richard H. Langley, Jr. obtained 250,000 shares of the Issuer pursuant to the exercise of Mr. Langley's stock options issued under the Issuer's 1999 Stock Option Plan at the exercise price of $0.25 per share. The purchase price was paid for in exchange for the cancellation of indebtedness.

On January 20, 2002, Richard H. Langley, Jr. executed an agreement to purchase 9,242,500 shares of the Issuer's common stock for $369,700 through a private transaction.

On March 12, 2002, Richard H. Langley, Jr. entered into an arrangement with the Issuer to obtain 2,431,580 shares of the Issuer from the Issuer pursuant to the proposed conversion of $446,316 in debt the Issuer owed to Mr. Langley. On October 16, 2002, this arrangement was terminated and the Issuer acknowledged that it continued to owe the outstanding obligation to Mr. Langley.


________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

Investment not intended to affect a change in control of the Company. Reporting Persons maintain an advisory relationship with the Company in support of corporate development.

CUSIP  No.  19421N 10 0                13D                   Page  5 of 8 Pages

________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.

(a) Of the 28,883,760 shares of Collaborative Financial Network Group, Inc.'s common issued and outstanding as reported on February 14, 2002, the Reporting Persons own an aggregate of 9,547,500 shares, representing approximately 33.1% of the Issuer's common stock outstanding.

As of the date hereof, Langley Investment Advisory Group, Inc. owns 880,700 shares representing approximately 3.0% of the common stock outstanding. Richard
H. Langley Jr., by virtue of his ownership of all the outstanding capital stock of Langley Investments Advisory Group, Inc., for purposes of determining beneficial ownership pursuant to Rule 13d-3, may be deemed to own beneficially the shares of Collaborative Financial Network Group, Inc. owned by Langley Investment Advisory Group, Inc.

As of the date hereof, Mr. Langley owns directly 9,547,500 shares representing approximately 33.1% of the outstanding common stock of the Issuer.

(b) Langley Investment Advisory Group, Inc. has the sole dispositive and sole voting power of the 880,700 shares it owns.

Mr. Langley by virtue of his ownership of all of the outstanding capital stock of Langley Investment Advisory Group, Inc., may be deemed to share voting and dispositive power with respect to the 880,700 shares owned by Mr. Langley.

Mr. Langley has the sole dispositive and sole voting power of 9,547,500 shares owned by him.

(c) The following transactions were effected by the Reporting Persons in the common stock of Collaborative Financial Network Group, Inc. since the most recent filing of Schedule 13D:

       (i)     Sales and Purchases by Langley Investment Advisory Group, Inc.:

               None.

(ii)     Sales and Purchases by Richard H. Langley, Jr.:

               None.

(d)      Not applicable

(e)      Not applicable.

CUSIP  No.  19421N 10 0                13D                   Page  6 of 8 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the acquisition of Talk Stock with Me, Inc., Gold Crown Holdings, Inc. entered into a Consulting Agreement with Langley Investment Advisory Group, Inc. pursuant to which (i) Gold Crown agreed to pay the Langley Investment Advisory Group, Inc., a consulting fee of $25,000 per month for five years from September 1999; and (ii) Gold Crown agreed to reimburse Langley Investment Advisory Group, Inc. costs and expenses incurred in connection with the acquisition of Talk Stock with Me, Inc. and acquisition of the issuer's common stock amounting to approximately $785,000.

     On February 16, 2001, Collaborative Financial Network Group, Inc. entered into a consulting agreement, whereby Richard H. Langley, Jr. was retained as an independent contractor to assist the company in strategic development. Under the agreement, Mr. Langley is to be compensated at $10,000 per month for his services, and termination of services could be effectuated by giving 30 days written notice by either party. Pursuant to a verbal agreement, the original consulting agreement between Collaborative Financial Network Group, Inc. and Mr. Langley was amended whereby Mr. Langley's compensation for services as a contractor was increased to $12,500 per month beginning on March, 2001.

     In consideration for services, pursuant to a Stock Option Agreement, on May 4, 2001, Mr. Langley was granted 250,000 stock options to purchase shares of the issuer's common stock at $1.25 per share. At a meeting of the Board of Directors of Collaborative Financial Network Group, Inc. held on May 4, 2001, the Board approved and ratified the change in the exercise price of its incentive options, including Mr. Langley's 250,000 options, from $1.25 per share to $0.25 per share.

     As of the date of this filing, Collaborative Financial Network Group, Inc. has not paid Mr. Langley any compensation pursuant to the terms of his consulting agreement.

________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

Exhibit 7.1  - Agreement to File Joint Schedule 13D
Exhibit 7.2* - Consulting Agreement between Collaborative Financial Network
                Group, Inc., f/k/a efinancialdepot.com, Inc., and Richard H. Langley, Jr.
Exhibit 7.3* - Stock Option Agreement
Exhibit 7.4* - Agreement for the Purchase and Sale of Stock between Gold Crown
               Holdings,  Ltd,  and  Richard  H.  Langley  Jr.
Exhibit 7.5* - Debt Conversion Agreement
Exhibit 7.6  - Confirmation of termination of Debt Conversion
________________________________________________________________________________
*Previously filed

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       11/6/02
                                        ----------------------------------------
                                                        (Date)


                                     Langley  Investment  Advisory  Group,  Inc.



                                              /s/ Richard Langley
                                        ----------------------------------------
                                        By:    Richard  H.  Langley,  Jr.
                                        Its:   President


                                              /s/ Richard Langley
                                        ----------------------------------------
                                                       (Signature)


                                                 Richard Langley
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).